                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from -------------- to --------------

Commission file Number  000-10535

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          CITIZENS BANKING CORPORATION
                          AMENDED AND RESTATED SECTION
                                   401(k) PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CITIZENS BANKING CORPORATION
                          One Citizens Banking Center
                            328 South Saginaw Street
                             Flint, Michigan 48502

                          CITIZENS BANKING CORPORATION

                               Index to Form 11-K

FINANCIAL INFORMATION
   Financial Statements and Supplemental Schedule for Citizens Banking
      Corporation's Amended And Restated Section 401(k) Plan .........     3

SIGNATURES ...........................................................    16

EXHIBIT INDEX ........................................................    17

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Citizens Banking Corporation Amended and Restated Section 401(k) Plan



December 31, 2003 and 2002 and Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                         December 31, 2003 and 2002 and
                          Year ended December 31, 2003


                                    CONTENTS

Report of Independent Registered Public Accounting Firm........     1

Financial Statements

Statements of Assets Available for Benefits ...................     2
Statement of Changes in Assets Available for Benefits .........     3
Notes to Financial Statements .................................     4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)    10

             Report of Independent Registered Public Accounting Firm

Administrative Committee
Citizens Banking Corporation Amended
   and Restated Section 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Detroit, Michigan
June 25, 2004

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                   Statements of Assets Available for Benefits

                                                                                                  DECEMBER 31
                                                                                              2003            2002
                                                                                          ------------    ------------
ASSETS
Investments, at fair value:
   Common stock:
      Citizens Banking Corporation                                                        $ 43,051,504    $ 34,788,747
   Mutual funds                                                                             83,033,699      66,894,718
   Money market account                                                                      7,631,595       8,901,205
   Loans to participants                                                                     3,151,548       3,358,984
                                                                                          ------------    ------------
Assets available for benefits                                                             $136,868,346    $113,943,654
                                                                                          ============    ============

See accompanying notes.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

             Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Investments income:
   Dividends:
      Citizens Banking Corporation                    $  1,551,776
      Other                                              1,159,121
Interest income                                            195,486
                                                      ------------
Total investment income                                  2,906,383

Contributions:
   Employer                                              3,033,801
   Employee                                              6,257,940
                                                      ------------
                                                         9,291,741

DEDUCTIONS

Benefit payments to participants                        15,333,106
Management fees                                             63,109
                                                      ------------
                                                        15,396,215
Net realized and unrealized appreciation
   in fair value of investments (Note 3)                26,122,783
                                                      ------------
Net increase                                            22,924,692
Assets available for benefits at beginning of year     113,943,654
                                                      ------------
Assets available for benefits at end of year          $136,868,346
                                                      ============


See accompanying notes.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                          Notes to Financial Statements

                           December 31, 2003 and 2002


1. DESCRIPTION OF THE PLAN

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the
Plan) is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all employees of Citizens Banking Corporation (the Corporation) and its banking subsidiaries.

Effective January 2001, the plan was amended to reduce the hours of required service to become eligible. Salaried employees are eligible for the Plan on the first business day of the calendar quarter coincident with or following their date of hire. Additionally, hourly employees are eligible for the Plan on the first business day of the month coincident with or next following the completion of ninety consecutive days of employment with the Corporation in which the employee is credited with at least 180 hours of credited service. If an hourly employee fails to be credited with at least 180 hours of credited service in the first ninety days of employment, he shall commence participation in the Plan on the first day of the month following any calendar quarter in which he is credited with at least 180 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2003 and 2002, participants were able to contribute up to 50% of their annual salary, not to exceed the annual IRS limitation of the current year ($12,000 and $11,000 for 2003 and 2002, respectively). On an after-tax basis employees may contribute up to 10% of their compensation.

The Corporation will match the participant's pre-tax contribution up to 6% of the participant's compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation will match 100% on the first 3% of pre-tax salary deferral and 50% on the next 3% of pre-tax salary deferral, for a total of a 75% match on a 6% pre-tax salary deferral. In addition, a retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against any monies residing in this account.

Participants are immediately vested in their contributions and the Corporation's matching contributions plus actual earnings thereon. The benefit to which a participant is entitled is the

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements(continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

benefit that can be provided from the participant's account. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.

On termination of service, death, disability, or retirement, the participant will elect to receive, defer, or rollover a single lump-sum amount equal to the vested value of his or her account.

All administrative expenses are paid by the Corporation except for specialized fees charged to individual participants.

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Prior year amounts may have been reclassified to conform with current year presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements(continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                              NET REALIZED AND
                                           UNREALIZED APPRECIATION
                                               IN FAIR VALUE OF
                                                 INVESTMENTS
                                           -----------------------
Citizens Banking Corporation Common Stock        $10,837,697
Mutual funds                                      15,285,086
                                                 -----------
                                                 $26,122,783
                                                 ===========

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                                DECEMBER 31
                                                                                           2003               2002
                                                                                       -----------        -----------
**Citizens Banking Corporation Common Stock                                            $43,051,504        $34,788,747
**Golden Oak Prime Obligation Class A                                                    7,631,595          8,901,205
**Golden Oak Intermediate Income Fund                                                    8,154,891          8,370,170
**Golden Oak Small Capital Value Fund                                                    7,116,826          6,063,568
**Invesco Total Return Fund                                                             11,876,986                  *
Janus Advisor International Retirement Class Fund                                        6,898,991                  *
**Invesco Balanced Fund                                                                          *         12,477,960

* Investment does not represent 5% or more of fair value of the Plan's net assets.

**    Party-in-interest.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements(continued)


3. INVESTMENTS (CONTINUED)

The Plan invests certain fund assets in the Golden Oak series of mutual funds. CB Capital Management, Inc., a subsidiary of Citizens Banking Corporation, serves as the investment advisor to these funds. The mutual fund portfolios were established pursuant to the provisions of the Investment Company Act of 1940. Investments within these portfolios were made in accordance with the applicable Department of Labor rules and regulations concerning the investment of qualified plan assets into mutual funds wherein the investment advisor to the portfolio is a party-in-interest with respect to the plan.

The following is a summary of transactions (at cost) with parties-in-interest:


                                 CITIZENS       GOLDEN OAK    GOLDEN OAK
                                 BANKING          PRIME         VALUE       GOLDEN OAK     GOLDEN OAK    GOLDEN OAK    GOLDEN OAK
                                CORP. COMMON    OBLIGATION    PORTFOLIO     DIVERSIFIED   INTERMEDIATE     SMALL      INTERNATIONAL
                                  STOCK          CLASS A         FUND       GROWTH FUND   INCOME FUND   CAPITAL FUND   EQUITY FUND
                                ------------   -----------    ----------    -----------   ------------  ------------  -------------
Balance at January 1, 2002      $29,991,107    $ 9,602,156    $8,607,177    $12,316,305    $6,682,159    $6,217,107    $428,099
  Purchases in 2002               5,683,738      9,352,090     1,492,895      1,882,878     3,271,156     3,043,766     820,627
  Sales in 2002                   8,587,276     10,053,041     2,177,726      3,881,446     2,068,765     1,827,777     386,509
                                -----------    -----------    ----------    -----------    ----------   ------------  ---------

Balance at December 31, 2002     27,087,569      8,901,205     7,922,346     10,317,737     7,884,550     7,433,096     862,217
   Purchases in 2003              6,065,113      8,444,682       835,526      2,810,417     2,017,949     1,203,455     748,742
   Sales in 2003                  6,776,294      9,847,541     1,927,801      4,174,964     2,147,511     2,260,022     627,023
                                -----------    -----------    ----------    -----------    ----------   ------------  ---------
Balance at December 31,
   2003                         $26,376,388    $ 7,498,346    $6,830,071    $ 8,953,190    $7,754,988    $6,376,529    $983,936
                                ===========    ===========    ==========    ===========    ==========   ============  =========


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 20, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements(continued)


5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                              DECEMBER 31
                                                                         2003              2002
                                                                    --------------    --------------
Assets available for benefits per the
   financial statements                                             $  136,868,346    $  113,943,654
Amounts allocated to withdrawn participants                             (1,491,324)          (59,422)
                                                                    --------------    --------------
Net assets available for benefits per the
   Form 5500                                                        $  135,377,022    $  113,884,232
                                                                    ==============    ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          YEAR ENDED
                                                                          DECEMBER 31,
                                                                              2003
                                                                         ------------
Benefits paid to participants per the financial statements               $ 15,333,106
Add: Amounts allocated on Form 5500 to withdrawn participants at
   December 31, 2003                                                        1,491,324
Less: Amounts allocated on Form 5500 to withdrawn participants at
   December 31, 2002                                                          (59,422)
                                                                         ------------
Benefits paid to participants per the Form 5500                          $ 16,765,008
                                                                         ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements(continued)


6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                              SUPPLEMENTAL SCHEDULE

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   EIN: 38-2378932           Plan Number: 002

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                  DESCRIPTION OF INVESTMENT
                                                              INCLUDING MATURITY DATE, RATE OF
                IDENTITY OF ISSUE, BORROWER,                    INTEREST, COLLATERAL, PAR OR                              CURRENT
                  LESSOR OR SIMILAR PARTY                              MATURITY VALUE                  COST                VALUE
                ----------------------------                  --------------------------------     -------------     ---------------
Common Stock:
   *Citizens Banking Corporation                                        1,315,755 Shares                              $  43,051,504
                                                                                                                      -------------
Total Common Stock                                                                                                    $  43,051,504

Mutual Funds:
   *Golden Oak Diversified Growth Fund                                     720,441 Units                              $   5,662,670
   *Golden Oak Intermediate Income Fund                                    782,619 Units                                  8,154,891
   *Golden Oak Value Portfolio Fund                                        768,356 Units                                  6,523,342
   *Golden Oak Small Capital Fund                                          607,756 Units                                  7,116,826
   *Golden Oak International Equity Fund                                   146,471 Units                                  1,121,966
   AIM Mid-Cap Equity Fund                                                 100,027 Units                                  2,692,725
   American Balanced Fund                                                  164,564 Units                                  2,845,314
   American Growth Fund                                                    270,603 Units                                  6,640,595
   American Washington Mutual Investors Fund                                63,678 Units                                  1,832,653
   Fidelity Advisor Mortgage Securities Fund                               374,081 Units                                  4,197,193
   Fidelity Advisor Small Cap Fund T                                        43,918 Units                                    875,726
   *Invesco Small Company Growth Fund                                      463,809 Units                                  5,157,560
   *Invesco Total Return Fund                                              496,115 Units                                 11,876,986
   Janus Mid-Cap Value Investor Fund                                       192,516 Units                                  3,925,395
   Janus Advisor International Retirement Class
     Fund                                                                  284,260 Units                                  6,898,991
   State Street Global Advisors S&P 500 Index
     Fund                                                                  353,570 Units                                  6,491,554
   Templeton Foreign Fund                                                                                                 1,019,312
                                                                                                                      -------------
Total Mutual Funds                                                          95,800 Units                              $  83,033,699

Money Market Account:
   *Golden Oak Prime Obligation Class A                        $7,631,595 principal amount                            $   7,631,595
                                                                                                                      -------------
Total Money Market Account                                                                                            $   7,631,595

*Participant Loans                                            Interest rate range:  5.0% -
                                                                10.5%; with various
                                                                maturity dates                                        $   3,151,548
                                                                                                   -------------      -------------
                                                                                                   $          --      $ 136,868,346
                                                                                                   =============      =============

*Party-in-interest.
Note: Historical cost information is not required for participant directed investments.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date   June 25, 2004                /s/Marilyn K. Allor
                                    ---------------------------------------
                                    Marilyn K. Allor
                                    Chairman, Pension/401(k) Administration
                                    Committee

                                    /s/Kurt A. Schulze
                                    ----------------------------------------
                                    Kurt A. Schulze
                                    Secretary, Pension/401(k) Administration
                                    Committee

                                  EXHIBIT INDEX

The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens' Commission file number is 000-10535.


Exhibit
   No.                              Exhibit
-------                             -------
23        Consent of Independent Registered Public Accounting Firm


                                       17